UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

704231109

(CUSIP Number)

Elizabeth A. Newell, Assistant Secretary

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-3307

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, and Amendment No. 5 filed on March 15, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On March 29, 2007, NBCU and CLP submitted to the Board a letter (the “Modified Proposal Letter”) to address the concerns raised by the Board, and to revise the terms of the Proposed Transaction in order to further improve the capital structure of the Company and to enhance the benefits to the Company’s various stakeholders. Under the Modified Proposal Letter, CLP will commit to invest an additional $100 million in cash in the Company following the closing of the Proposed Transaction. In addition, compared to the proposal NBCU and CLP presented to the Board on January 17, 2007, later modified in the Revised Proposal Letter submitted to the Board on February 22, 2007, the Modified Proposal Letter significantly improves the recovery and upside participation offered to the holders of the 14 ¼% and 9 ¾% Preferred Stock in the proposed exchange offer and substantially lowers the Company’s pro forma fixed claims after the mandatory conversion of various convertible securities and the Company’s pro forma recurring fixed charges. The Modified Proposal Letter also lowers the dividend and interest accrual of the new securities to be issued in the Proposed Transaction so that the mandatory conversion thresholds can be more easily attained. This description of the Modified Proposal Letter, including the changes to the terms of the Proposed Transaction, is not complete and is subject to the terms of the Modified Proposal Letter, attached hereto as Exhibit 25 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.
Exhibit No.	Description
Exhibit 25	Letter, dated March 29, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC UNIVERSAL, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Elizabeth A. Newell
Name:	Elizabeth A. Newell
Title:	Assistant Secretary

Dated: March 29, 2007

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 25	Letter, dated March 29, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.